Mail Stop 4561

July 31, 2008

Larry M. Reid
Cleartronic, Inc.
8000 North Federal Highway, Suite 100
Boca Raton, Florida 33487

> **Re:** **Cleartronic, Inc. (f/k/a GlobalTel IP, Inc.)**
> **Amendment No. 7 to Form S-1**
> **Filed on July 18, 2008**
> **File No. 333-135585**

Dear Mr. Reid:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in the marked copy of your amendment.

General

1.   Please be aware that, if the filing is not declared effective before August 5, 2008, you will need to revise the filing so that it no longer uses the disclosure format and content based on Form SB-2. See Section IV of SEC Release No. 33-8876.

Security Ownership of Certain Beneficial Owners and Management, page 42

2.   You have added Mr. and Ms. Albi to the beneficial ownership table; however, you do not appear to have included related person disclosure regarding Mr. Albi under "Certain Transactions" on page 45, despite the existence of transactions which would appear to require disclosure under Item 404 of Regulation S-B. Please advise, or revise your disclosure accordingly.

3.   You have removed Mr. Natali from the beneficial ownership table, despite the fact that the selling stockholder table shows him as owning more than 5% of the outstanding shares after the offering. Please advise, or revise your disclosure accordingly.

4.   You have added disclosure indicating that Phantom Telecom, an entity listed in your beneficial ownership table, has receivables due to you in an amount which

appears to exceed the threshold in Item 404 of Regulation S-B, but you have not included related person disclosure with respect to this entity under "Certain Transactions" on page 45. Please advise, or revise your disclosure accordingly.

The Selling Stockholders, page 48

5.   We refer to comment 5 of our letter dated July 7, 2008, in which we noted that you are registering for resale shares of common stock underlying warrants issued to Mr. Albi on March 28, 2007 and June 4, 2007, subsequent to the initial filing of the registration statement. In our prior comment, we asked you to explain how the issuances to Mr. Albi did not therefore involve a public offering. In response, you presented an integration analysis regarding these issuances to Mr. Albi, but you did not provide support for the conclusion that the resales of the shares by Mr. Albi should be considered separate transactions from the issuances. It appears that the sale by the company and the resale by the security holder are two steps of a single distribution in which shares are issued by the company and distributed to the public through the purchaser of the unregistered shares.   Based on this view of this transaction, we are not able to concur with the company's conclusion (expressed on page 48 of the prospectus) that the conditions of the exemption relied upon were met. In particular, the assertion on page 48 that the offer and sale did not involve a public offering is inconsistent with the public nature of the resale portion of the distribution, which you have not shown to be a distinct transaction from the issuance. We suggest that you remove these shares from this registration statement and that you file a separate registration statement at a later time with respect to resales of these shares. This would entail updating the cover page, "Shares Eligible for Future Sale," "The Selling Stockholders" and other portions of the document as necessary. Furthermore, counsel will need to update its legal opinion to reflect the new share figure.

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

Revenue Recognition and Deferred Revenues, page F-7

6.   We note your revised disclosure in response to comment 8 of our letter dated July 7, 2008. For each of your four sources of revenue, tell us how you considered the guidance in EITF 03-05 and paragraph 2 of SOP 97-2 in determining that your arrangements fall within the scope of SAB 104. Explain how you determined that any software is incidental and not essential to the functionality of the non-software items. Describe the nature of each of your deliverables.

7.   You indicate that you provide support to customers under separate contracts. Note that even though you negotiate more than one contract with a customer, the separate contracts may be viewed as one multiple-element arrangement when determining the appropriate amount of revenue to be recognized. Tell us how you considered TPA 5100.39 in determining that your support contracts should not be combined with other agreements.

8.   Tell us how your separation criteria for each of your elements is consistent with the guidance in paragraph 9 of EITF 00-21 (or SOP 97-2, to the extent applicable). That is, it appears that you separate each deliverable based on the amount specified under separate agreements. Revise your disclosure accordingly. To the extent that your deliverables do not qualify as separate units of accounting, which would require ratable recognition for the entire arrangement, tell us whether the amount of revenue recognized in each period presented would be materially different than currently reported. In this regard, tell us the nature of revenue reported in each of the periods presented.

9.   We note your response to comment 9 of our letter dated July 7, 2008 indicating that deferred revenue relates to a single contract that had 30 months remaining and thus was classified as a non-current liability. To the extent that any revenue is expected to be recognized within one year from the balance sheet date, the respective amount of deferred revenue balance should be classified within current liabilities. Please advise or revise your presentation.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

Larry M. Reid
Cleartronic, Inc.
July 31, 2008
Page 4

You may contact Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (309) 402-2342
        Jonathan B. Reisman, Esq.
        Reisman & Associates, P.A.